Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2021

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months		Six months
	ended June 30		ended June 30
	2021	2020	2021	2020

Revenues (note 4)	$831,630	$621,597	$1,542,696	$1,255,428

Cost of revenues	554,676	412,010	1,045,488	847,159
Selling, general and administrative expenses	192,004	140,799	355,250	299,585
Depreciation	13,266	12,624	26,479	24,770
Amortization of intangible assets	10,408	10,864	20,420	22,225
Acquisition-related items	(107)	397	(206)	802
Operating earnings	61,383	44,903	95,265	60,887

Interest expense, net	3,971	5,530	8,158	14,417
Other income, net	(888)	(147)	(2,756)	(376)
Earnings before income tax	58,300	39,520	89,863	46,846
Income tax (note 7)	14,280	9,603	22,000	11,149
Net earnings	44,020	29,917	67,863	35,697

Non-controlling interest share of earnings (note 10)	1,596	3,326	5,363	5,081
Non-controlling interest redemption increment (decrement) (note 10)	5,725	(531)	3,910	(1,791)
Net earnings attributable to Company	$36,699	$27,122	$58,590	$32,407

Net earnings per common share (note 11)

Basic	$0.84	$0.64	$1.34	$0.77
Diluted	$0.83	$0.64	$1.32	$0.77

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2021	2020	2021	2020

Net earnings	$44,020	$29,917	$67,863	$35,697

Foreign currency translation gain (loss)	1,231	3,115	2,291	(2,936)

Comprehensive earnings	45,251	33,032	70,154	32,761

Less: Comprehensive earnings attributable to non-controlling interests	7,321	2,795	9,273	3,290

Comprehensive earnings attributable to Company	$37,930	$30,237	$60,881	$29,471

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2021	December 31, 2020
Assets
Current Assets
Cash and cash equivalents	$176,616	$184,295
Restricted cash	30,805	24,643
Accounts receivable, net of allowance of $14,683 (December 31, 2020 - $15,822)	466,091	418,890
Income tax recoverable	12,561	7,397
Inventories	159,769	141,979
Prepaid expenses and other current assets	41,203	42,112
	887,045	819,316

Other receivables	2,826	4,170
Other assets	13,523	10,800
Fixed assets	133,073	126,569
Operating lease right-of-use assets (note 6)	156,858	153,185
Intangible assets	385,563	378,762
Goodwill	733,568	703,738
	1,425,411	1,377,224
	$2,312,456	$2,196,540

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$94,760	$98,500
Accrued liabilities	269,293	251,192
Income taxes payable	-	7,892
Unearned revenues	133,846	90,131
Operating lease liabilities - current (note 6)	37,826	35,315
Long-term debt - current (note 8)	56,755	56,478
Contingent acquisition consideration - current (note 9)	7,451	4,243
	599,931	543,751

Long-term debt - non-current (note 8)	515,590	533,126
Operating lease liabilities - non-current (note 6)	130,098	128,793
Contingent acquisition consideration (note 9)	19,599	19,885
Unearned revenues	13,680	13,939
Other liabilities	68,327	62,269
Deferred income tax	40,507	41,345
	787,801	799,357
Redeemable non-controlling interests (note 10)	201,229	193,034

Shareholders' equity	723,495	660,398
	$2,312,456	$2,196,540

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	earnings	Total

Balance, December 31, 2020	43,587,554	$770,032	$59,303	$(171,085)	$2,148	$660,398
Net earnings	-	-	-	21,891	-	21,891
Other comprehensive earnings	-	-	-	-	1,060	1,060

Subsidiaries’ equity transactions	-	-	23	-	-	23
Common Shares:
Stock option expense	-	-	2,787	-	-	2,787
Stock options exercised	241,152	13,018	(2,771)	-	-	10,247
Dividends	-	-	-	(7,999)	-	(7,999)
Balance, March 31, 2021	43,828,706	$783,050	$59,342	$(157,193)	$3,208	$688,407
Net earnings	-	-	-	36,699	-	36,699
Other comprehensive earnings	-	-	-	-	1,231	1,231

Subsidiaries’ equity transactions	-	-	(10)	-	-	(10)
Common Shares:
Stock option expense	-	-	4,903	-	-	4,903
Stock options exercised	3,425	385	(121)	-	-	264
Dividends	-	-	-	(7,999)	-	(7,999)
Balance, June 30, 2021	43,832,131	$783,435	$64,114	$(128,493)	$4,439	$723,495

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	earnings (loss)	Total

Balance, December 31, 2019	41,495,957	$605,428	$50,789	$(229,874)	$(456)	$425,887
Net earnings	-	-	-	5,285	-	5,285
Other comprehensive loss	-	-	-	-	(6,051)	(6,051)

Impact of ASU 2016-13 (Topic 326)	-	-	-	(53)	-	(53)

Common Shares:
Stock option expense	-	-	3,969	-	-	3,969
Stock options exercised	120,000	4,535	(924)	-	-	3,611
Dividends	-	-	-	(6,867)	-	(6,867)
Balance, March 31, 2020	41,615,957	$609,963	$53,834	$(231,509)	$(6,507)	$425,781
Net earnings	-	-	-	27,122	-	27,122
Other comprehensive earnings	-	-	-	-	3,115	3,115

Common Shares:
Stock option expense	-	-	2,443	-	-	2,443
Stock options exercised	26,150	1,310	(295)	-	-	1,015
Dividends	-	-	-	(7,167)	-	(7,167)
Issued	1,797,359	150,008	-	-	-	150,008
Balance, June 30, 2020	43,439,466	$761,281	$55,982	$(211,554)	$(3,392)	$602,317

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
Cash provided by (used in)

Operating activities
Net earnings	$44,020	29,917	$67,863	$35,697

Items not affecting cash:
Depreciation and amortization	23,674	23,488	46,899	46,995
Deferred income tax	(981)	(2,149)	(1,730)	(4,205)
Other	5,024	1,845	7,998	5,669

Changes in non-cash working capital:
Accounts receivable	(46,938)	11,911	(38,686)	32,893
Inventories	(3,911)	(3,539)	(17,706)	(5,669)
Prepaid expenses and other current assets	4,944	3,595	403	2,876
Payables and accruals	18,552	28,814	(8,368)	18,335
Unearned revenues	27,348	13,088	39,642	15,492
Other liabilities	8,280	6,252	10,408	4,958
Net cash provided by operating activities	80,012	113,222	106,723	153,041

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	(37,082)	-	(39,603)	-
Purchases of fixed assets	(15,766)	(6,733)	(29,103)	(22,081)
Other investing activities	(2,210)	(603)	(4,276)	(786)
Net cash used in investing activities	(55,058)	(7,336)	(72,982)	(22,867)

Financing activities
Increase in long-term debt	40,248	7,887	38,095	25,282
Repayment of long-term debt	(20,500)	(112,959)	(56,000)	(147,206)
Proceeds received on common share issuance	-	150,008	-	150,008
Purchases of non-controlling interests, net	(2,009)	(11,316)	(5,400)	(15,067)
Contingent acquisition consideration	-	(2,179)	(650)	(3,398)
Proceeds received on exercise of options	264	1,015	10,511	4,626
Dividends paid to common shareholders	(7,999)	(6,867)	(15,191)	(13,091)
Distributions paid to non-controlling interests	(5,286)	-	(7,156)	(50)
Net cash provided by (used in) financing activities	4,718	25,589	(35,791)	1,104

Effect of exchange rate changes on cash, cash equivalents and restricted cash	323	626	533	(284)

Increase (decrease) in cash, cash equivalents and restricted cash	29,995	132,101	(1,517)	130,994

Cash, cash equivalents and restricted cash, beginning of period	177,426	133,184	208,938	134,291

Cash, cash equivalents and restricted cash, end of period	$207,421	265,285	$207,421	$265,285

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, FIRST ONSITE, California Closets, Century Fire Protection, Certa Pro Painters, Pillar to Post Home Inspectors, and Floor Coverings International.

2.       RISKS AND UNCERTAINTIES – Currently, one of the most significant risks and uncertainties is the potential adverse effect of the current pandemic of the novel coronavirus, or COVID-19, which has had an impact on most of the Company’s operations. All of its businesses have been designated essential services in most of their geographic regions. The various “stay-at-home” and social distancing measures continue to impact the Company’s ability to operate on the premises of its residential and commercial customers. Although many regions where the Company operates have re-opened, it is challenging to predict the financial performance in upcoming reporting periods with reasonable accuracy due to the lack of visibility around the duration and severity of the crisis and its dynamic changes.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at June 30, 2021 and the results of operations and its cash flows for the three and six month periods ended June 30, 2021 and 2020. All such adjustments are of a normal recurring nature. The results of operations for the three and six month periods ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

Accounting policy for Credit Losses

The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

A reconciliation of our allowance for doubtful accounts is found below:

(In thousands)	2021

Allowance for doubtful accounts, December 31, 2020	$15,822
Bad debt expense	1,295
Write-offs to accounts receivable	(2,537)
Recoveries to accounts receivable	190
Other	(87)
Allowance for doubtful accounts, June 30, 2021	$14,683

4.       REVENUE RECOGNITION – Within the FirstService Brands segment, franchise fee revenue recognized during the six months ended June 30, 2021 that was included in deferred revenue at the beginning of the period was $2,285 (2020 - $2,387). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized and are amortized over the life of the underlying franchise agreement. Costs amortized during the six months ended June 30, 2021 were $994 (2020 - $1,047). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at June 30, 2021 was $6,966 (2020 - $5,981). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at June 30, 2021, the aggregate amount of backlog was $463,404 (December 31, 2020 – $376,479). The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months		Six months
	ended June 30		ended June 30
	2021	2020	2021	2020
Revenues

FirstService Residential	$406,221	$338,153	$756,701	$677,816
FirstService Brands company-owned	375,520	252,261	702,898	516,361
FirstService Brands franchisor	48,548	29,538	80,692	58,813
FirstService Brands franchise fee	1,341	1,645	2,405	2,438

The Company disaggregates revenue by segment. Within the FirstService Residential segment, property and amenity management services represent a series of distinct daily services, which in nature are substantially the same, rendered over time. The Company is compensated for these services through monthly management fees and fees associated with ancillary services. Revenue is recognized for the fees associated with the services performed. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

5.       ACQUISITIONS – During the six months ended June 30, 2021, the Company acquired controlling interests in four businesses, all in the FirstService Brands segment. The Company acquired three independent restoration companies operating in Oklahoma, New York City, and Indiana, as well as a California Closets franchise located in Minnesota. The acquisition date fair value of consideration transferred was as follows: cash of $39,603 (net of cash acquired of $2,657), and contingent consideration of $3,414. In the prior year period, the Company did not complete any acquisitions.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level; and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2021 was $27,050 (see note 9). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $25,103 to a maximum of $29,533. The contingencies will expire during the period extending to September 2023. During the six months ended June 30, 2021, $650 was paid with reference to such contingent consideration (2020 - $3,398).

6.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 10 years, some of which may include options to extend the leases for up to 10 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the six months ended June 30, 2021 was $21,465 (2020 - $18,371).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, six months ended June 30	2021

Cash paid for amounts included in the measurement of operating lease liabilities	$20,738
Right-of-use assets obtained in exchange for operating lease obligation	$22,626

7.       INCOME TAX – The provision for income tax for the six months ended June 30, 2021 reflected an effective tax rate of 24% (2020 - 24%) relative to the statutory rate of approximately 27% (2020 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in certain jurisdictions, as well as taxable permanent differences.

8.       LONG-TERM DEBT – The Company has $120,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with four annual equal repayments, the next payment coming due on January 16, 2022.

The Company has a Credit Agreement with a syndicate of lenders. The Credit Agreement is comprised of a committed multi-currency revolving credit facility of $450,000 (the “Facility”) and a term loan (drawn in a single advance) in the aggregate amount of $440,000 (the “Term Loan”). The Facility portion of the Credit Agreement has a term ending on January 17, 2023 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Term Loan portion of the Credit Agreement has a term ending on June 21, 2024, with repayments of 5% per annum, paid quarterly, beginning in September 2020, with the balance payable at maturity, and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Credit Agreement requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. The Company may repay amounts owing under the Credit Agreement at any time without penalty. The Facility is available to fund working capital requirements (including acquisitions and any associated contingent purchase consideration) and other general corporate purposes.

The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

9.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2021:

		Fair value measurements at June 30, 2021

	Carrying value at
	June 30, 2021	Level 1	Level 2	Level 3

Contingent consideration liability	$27,050	$-	$-	$27,050
Interest rate swap liability	1,087	-	1,087	-

The Company has one interest rate swap in place to exchange the floating interest rate on $100,000 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap liability was determined using widely accepted valuation techniques. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2021

Balance, January 1	$24,128
Amounts recognized on acquisitions	3,414
Fair value adjustments	(263)
Resolved and settled in cash	(650)
Other	421
Balance, June 30	$27,050

Less: Current portion	7,451
Non-current portion	$19,599

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 1.5% to 2.0%).

	June 30, 2021		December 31, 2020
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$2,826	$2,826	$4,170	$4,170
Long-term debt	572,345	581,377	589,604	604,091

10.     REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2021

Balance, January 1	$193,034
RNCI share of earnings	5,363
RNCI redemption increment	3,910
Distributions paid to RNCI	(7,156)
Purchases of interests from RNCI, net	(5,400)
RNCI recognized on business acquisitions	10,342
Other	1,136
Balance, June 30	$201,229

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Common Shares. The redemption amount as of June 30, 2021 was $194,496. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at June 30, 2021, approximately 1,100,000 such shares would be issued; this would be accretive to net earnings per Common Share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment or decrement.

11.     NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2021	2020	2021	2020

Basic shares	43,830	42,397	43,764	41,977
Assumed exercise of Company stock options	535	313	523	345
Diluted shares	44,365	42,710	44,287	42,322

12.     STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at June 30, 2021, there were 1,157,850 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were 447,000 stock options granted during the three months ended June 30, 2021 (2020 - nil). Stock option activity for the six months ended June 30, 2021 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	1,883,112	$79.11
Granted	495,000	154.57
Exercised	(244,577)	43.16
Forfeited	(1,600)	93.47

Shares issuable under options - End of period	2,131,935	$100.75	2.92	$150,329
Options exercisable - End of period	901,438	$76.74	1.91	$85,203

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2021 was $7,690 (2020 - $6,412). As of June 30, 2021, there was $22,544 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the six month period ended June 30, 2021, the fair value of options vested was $9,479 (2020 - $6,837).

13.     CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

14.     SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2021
Revenues	$406,221	$425,409	$-	$831,630
Depreciation and amortization	6,251	17,400	23	23,674
Operating earnings	40,404	30,749	(9,770)	61,383

2020
Revenues	$338,153	$283,444	$-	$621,597
Depreciation and amortization	7,260	16,208	20	23,488
Operating earnings	31,980	17,364	(4,441)	44,903

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2021
Revenues	$756,701	$785,995	$-	$1,542,696
Depreciation and amortization	12,519	34,334	46	46,899
Operating earnings	63,648	47,255	(15,638)	95,265

2020
Revenues	$677,816	$577,612	$-	$1,255,428
Depreciation and amortization	13,136	33,811	48	46,995
Operating earnings	49,404	22,271	(10,788)	60,887

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended June 30

2021
Revenues	$733,388	$98,242	$831,630
Total long-lived assets	1,103,845	305,217	1,409,062

2020
Revenues	$546,191	$75,406	$621,597
Total long-lived assets	987,499	270,104	1,257,603

	United States	Canada	Consolidated

Six months ended June 30

2021
Revenues	$1,352,184	$190,512	$1,542,696

2020
Revenues	$1,105,326	$150,102	$1,255,428

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Six Month Period Ended June 30, 2021

(in US dollars)

August 6, 2021

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and six month periods ended June 30, 2021 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2020. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2021 and up to and including August 6, 2021.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

We reported strong results for the second quarter ended June 30, 2021. Consolidated revenue growth was 34% relative to the same quarter in the prior year, and resulted in growth in adjusted EBITDA, operating earnings and earnings per share. On an organic basis, our top-line increased 25%, driven by robust organic growth across all our operations.

During the past year, we completed various acquisitions in both divisions, which provided the remaining revenue growth for the second quarter of 2021.

Re-branding to FIRST ONSITE

In the first quarter of 2021, we brought our eight commercial restoration brands together under the FIRST ONSITE name with a single purpose and vision (formerly referred to as Global Restoration). The new brand is expected to enhance our culture-building initiatives and help accelerate organic growth.

Results of operations - three months ended June 30, 2021

Revenues for our second quarter were $831.6 million, 34% higher than the comparable prior year quarter. Organic growth was 25% in the quarter, with the balance coming from recent acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $89.9 million, up from $71.2 million reported in the prior year quarter. Our Adjusted EBITDA margin was 10.8% of revenues versus 11.5% of revenues in the prior year quarter. Operating earnings for the second quarter were $61.4 million, up from $44.9 million in the prior year quarter. Our operating earnings margin was 7.4% of revenues versus 7.2% of revenues in the prior year quarter.

Net interest expense was $4.0 million, down from $5.5 million recorded in the prior year quarter, with the difference primarily attributable to the decrease in our average outstanding debt.

The consolidated income tax rate for the quarter was 24% of earnings before income tax, flat versus the prior year quarter, and relative to the statutory rate of 27% in both periods. The effective tax rate for the full year is expected to be approximately 25%.

Net earnings for the quarter were $44.0 million, versus $29.9 million in the prior year quarter. The increase was primarily attributable to growth in operating earnings in both the FirstService Residential and FirstService Brands segments.

The NCI redemption increment for the second quarter was $5.7 million, versus a recovery of $0.5 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $406.2 million for the second quarter, up 20% versus the prior year, including organic growth of 16%. The strong revenue performance in the quarter reflected a significant increase in labour-driven services, including our amenity management offering which benefited from the reopening of client facilities. Adjusted EBITDA was $46.5 million, versus $37.2 million in the prior year quarter. Operating earnings were $40.4 million, versus $32.0 million for the second quarter of last year. Margin expansion during the quarter was positively impacted by an increase in higher margin ancillary revenues, primarily related to continued strong home resale activity.

Second quarter revenues at our FirstService Brands segment were $425.4 million, up 50% relative to the prior year quarter. Organic growth was 36%, with the balance from recent tuck-under acquisitions. Top-line growth was driven by robust home improvement performance, with strong increases both year-over-year and on a sequential quarterly basis. Growth was also very strong in our restoration operations, which benefited from increased weather-related activity and large loss claims relative to last year. Adjusted EBITDA for the quarter was $48.2 million versus $35.8 million in the prior year quarter. Margin compression resulted from the increased contribution mix of restoration operations to the Brands division for the current quarter, as well as reinvestment in our service lines relative to the pandemic-driven cost reductions in the prior year second quarter. Operating earnings for the second quarter were $30.7 million versus $17.4 million in the prior year quarter. Operating earnings margin expanded as a result of depreciation and amortization expense in the current second quarter which was relatively flat versus the prior year period, partially offset by the factors mentioned above.

Corporate costs, as presented in Adjusted EBITDA, were $4.8 million in the quarter, versus $1.9 million in the prior year quarter. On a GAAP basis, corporate costs for the quarter were $9.8 million, relative to $4.4 million in the prior year quarter. The year-over-year cost increase is due to higher compensation expense, compared to the prior year second quarter, which included significant COVID-19 expense reductions.

Results of operations - six months ended June 30, 2021

Revenues for the six months ended June 30, 2021 were $1.54 billion, 23% higher than the comparable prior year, of which 16% was organic.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $149.6 million versus $115.1 million reported in the comparable prior year period. Operating earnings for the period were $95.3 million, versus $60.9 million in the prior year.

Net interest expense was $8.2 million, down from $14.4 million recorded in the prior year period, with the difference primarily attributable to the decrease in our average outstanding debt, and lower cost of debt.

Our consolidated income tax rate for the six month period was 24%, flat compared to the prior year-to-date period, and relative to the statutory rate of 27% in both periods.

Net earnings for the six month period were $67.9 million, up from $35.7 million in the prior year period. The increase was primarily attributable to increased profitability in both segments, as well as lower interest expense.

The NCI redemption increment for the six month period was $3.9 million, versus a recovery of $1.8 million in the prior year period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

Our FirstService Residential segment reported revenues of $756.7 million for the six month period, up 12% over the prior year period, including 8% organic growth. The strong revenue performance reflected an increase in labour-driven services in the current second quarter, partially offset by temporary COVID-19-driven amenity closures and contract suspensions in the first quarter of this year, compared to their respective prior year periods. Adjusted EBITDA was $75.9 million, up from $61.1 million in the prior year period. Operating earnings were $63.6 million for the six-month period, relative to $49.4 million in the prior year period. Operating margins were positively impacted by higher margin ancillary revenue, primarily resulting from strong home resale activity.

Year-to-date revenues at FirstService Brands were $786.0 million, an increase of 36% relative to the prior year period. On an organic basis, revenues were up 24%, with the balance of the revenue increase from acquisitions. Organic growth in the division was driven by robust home improvement demand and strong restoration performance, the latter of which benefited from increased weather-related activity and large loss claims relative to the prior year period. Adjusted EBITDA for the period was $81.6 million, up from $57.8 million in the prior year period. Operating earnings were $47.3 million, versus $22.3 million in the prior year.

Corporate costs, as presented in Adjusted EBITDA, for the six month period were $7.8 million, relative to $3.8 million in the prior year period. On a GAAP basis, corporate costs were $15.6 million versus $10.8 million in the prior year period. The increase was primarily due to higher compensation expense in the second quarter relative to the prior year period when significant COVID-related cost reductions were incurred, as well as the impact of foreign exchange.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the ten most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2021
Revenues	$711,066	$831,630
Operating earnings	33,882	61,383
Net earnings per share
Basic	0.50	0.84
Diluted	0.50	0.83

YEAR ENDED DECEMBER 31, 2020
Revenues	$633,831	$621,597	$741,932	$775,055
Operating earnings	15,984	44,903	59,130	49,395
Net earnings per share
Basic	0.13	0.64	0.76	0.51
Diluted	0.13	0.64	0.75	0.50

YEAR ENDED DECEMBER 31, 2019
Revenues	$485,655	$573,908	$672,253	$675,594
Operating earnings	12,930	(268,470)	49,698	31,423
Net earnings per share
Basic	0.06	(7.48)	0.51	0.13
Diluted	0.06	(7.48)	0.50	0.13

OTHER DATA
Adjusted EBITDA - 2021	$59,795	$89,853
Adjusted EBITDA - 2020	43,865	71,231	$88,732	$79,894
Adjusted EBITDA - 2019	29,150	65,031	77,144	63,857
Adjusted EPS - 2021	0.66	1.21
Adjusted EPS - 2020	0.37	0.86	1.19	1.02
Adjusted EPS - 2019	0.30	1.12	0.92	0.66

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain home improvement brands, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically should result in higher revenues and earnings in the third and fourth quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2021	2020	2021	2020

Net earnings	$44,020	$29,917	$67,863	$35,697
Income tax	14,280	9,603	22,000	11,149
Other income, net	(888)	(147)	(2,756)	(376)
Interest expense, net	3,971	5,530	8,158	14,417
Operating earnings	61,383	44,903	95,265	60,887
Depreciation and amortization	23,674	23,488	46,899	46,995
Acquisition-related items	(107)	397	(206)	802
Stock-based compensation expense	4,903	2,443	7,690	6,412
Adjusted EBITDA	$89,853	$71,231	$149,648	$115,096

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2021	2020	2021	2020

Net earnings	$44,020	$29,917	$67,863	$35,697
Non-controlling interest share of earnings	(1,596)	(3,326)	(5,363)	(5,081)
Acquisition-related items	(107)	397	(206)	802
Amortization of intangible assets	10,408	10,864	20,420	22,225
Stock-based compensation expense	4,903	2,443	7,690	6,412
Income tax on adjustments	(3,981)	(3,460)	(7,309)	(7,446)
Non-controlling interest on adjustments	(177)	(298)	(352)	(520)
Adjusted net earnings	$53,470	$36,537	$82,743	$52,089

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2021	2020	2021	2020

Diluted net earnings per share	$0.83	$0.64	$1.32	$0.77
Non-controlling interest redemption increment	0.13	(0.01)	0.09	(0.04)
Acquisition-related items	-	0.01	-	0.02
Amortization of intangible assets, net of tax	0.17	0.18	0.33	0.37
Stock-based compensation expense, net of tax	0.08	0.04	0.13	0.11
Adjusted earnings per share	$1.21	$0.86	$1.87	$1.23

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the six month period ended June 30, 2021 was $106.7 million, down from $153.0 million in the prior year period. The decrease in operating cash flow was primarily attributable to working capital investments in the FirstService Brands segment to support growth. The prior year period also had the deferral of certain tax payments to third quarter of 2020, in connection with pandemic relief. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2021, capital expenditures were $29.1 million, up from $22.1 million in the prior year period. Current year investments include service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system and hardware investments in both segments. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2021 are expected to be approximately $60 million.

In July 2021, we paid a quarterly dividend of $0.1825 per share on the Common Shares in respect of the quarter ended June 30, 2021.

Net indebtedness as at June 30, 2021 was $395.7 million, versus $405.3 million at December 31, 2020. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at June 30, 2021 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $395.7 million of available undrawn credit as of June 30, 2021.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $27.1 million as at June 30, 2021 ($24.1 million as at December 31, 2020) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to September 2023. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.

The following table summarizes our contractual obligations as at June 30, 2021:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$562,047	$52,609	$479,438	$30,000	$-
Interest on long-term debt	31,418	12,862	17,977	579	-
Capital lease obligations	10,298	4,146	5,182	970	-
Contingent acquisition consideration	27,050	7,451	19,599	-	-
Operating leases	172,531	43,791	65,142	37,111	26,487

Total contractual obligations	$803,344	$120,859	$587,338	$68,660	$26,487

At June 30, 2021, we had commercial commitments totaling $13.8 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 3.8%.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	June 30	December 31
(in thousands of US$)	2021	2020

FirstService Residential	$60,634	$60,316
FirstService Brands	133,862	128,215
	$194,496	$188,531

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2021, the RNCI recorded on the balance sheet was $201.2 million. The purchase prices of the RNCI may be satisfied in cash or in Common Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the six months ended June 30, 2021 would be $0.17 and the accretion to adjusted EPS would be $0.08.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2020.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have one interest swap in place to exchange the floating interest rate on $100 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the six months ended June 30, 2021 was $1.9 million (2020 - $0.8 million).

As at June 30, 2021, the Company had $2.4 million of loans receivable from minority shareholders (December 31, 2020 - $2.4 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 43,853,131 Common Shares. In addition, as at the date hereof, 2,110,935 Common Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2021 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Public Health Crisis

FirstService’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises beyond our control, including current or future waves of the COVID-19 outbreak. Many governments may declare that an outbreak, or one or more waves or an outbreak, constitutes an emergency in their jurisdictions. Reactions to the spread of an outbreak, or the worsening of an outbreak from time to time, may lead to, among other things, significant restrictions on travel, business closures, quarantines, social distancing and other containment measures and a general reduction in consumer activity. While these effects may be temporary, the duration of any business disruptions and related financial impact cannot be reasonably estimated, and may be instituted, terminated and re-instituted from time to time as an outbreak worsens or waves of an outbreak occur from time to time.

Such public health crises can also result in volatility and disruptions in the supply and demand for various products and services, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect interest rates, credit ratings, credit risk and inflation. The risks to FirstService of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Public Health Crisis” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.

•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	Public health crisis, including COVID-19.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Further information about us can also be obtained at www.firstservice.com.